1020-800 West Pender Street	4th Floor, 82 Grayston Drive
Vancouver, BC V6C 2V6	Off Esterhuysen Street
Tel: + 604 684 6365	Sandton, 2146 South Africa
Fax: + 604 684 8092	Tel: +2711 883 0831
Fax: +2711 883 0836

January 10, 2011

Via EDGAR

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Responses to Comments of the Staff of the Securities and Exchange Commission to the Form 20-F for the fiscal year ended December 31, 2009 of Anooraq Resources Corporation (File No. 1-31930)

Dear Mr. Schwall:

We refer to the comment letter of the Staff of the Securities and Exchange Commission, dated December 30, 2010, with respect to the Form 20-F for the year ended December 31, 2009 of Anooraq Resources Corporation (the "Company").  The Company and its auditors and advisors are diligently pursuing the resolution of the comments contained therein.  The Company has determined that additional time is required to properly address the comments and, further to a discussion between the Company's counsel at Skadden, Arps, Slate, Meagher & Flom LLP and John Lucas, respectfully requests an extension to January 31, 2011.  It is our expectation that the Company will be in a position to furnish the Staff with a response letter by that date.

Please feel free to telephone Riccardo A. Leofanti or Terence Trinh of Skadden, Arps, Slate, Meagher & Flom LLP at (416) 777-4700 if you have any questions or need additional information.

Yours very truly,

/s/ De Wet Schutte

De Wet Schutte
Chief Financial Officer

cc:	John Lucas, Esq.
(Securities and Exchange Commission)

Kogi Naicker, Financial Controller
(Anooraq Resources Corporation)

Riccardo A. Leofanti
Terence Trinh
(Skadden, Arps, Slate, Meagher & Flom LLP)

Genevieve Pinto, Esq.
(McCarthy Tetrault LLP)

DIRECTORS: P KOTZE (CEO), T MOTSISI (CHAIR), H MOTAUNG, R SAMPSON, R W THIESSEN*,A. DHIR*, S NKOSI, W KIRK,
F DE BUCK
 * = CANADIAN